ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

June 27, 2024

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. Jeffrey A. Foor

Re:      GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 24, 2024, Jeffrey A. Foor (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 229 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 278 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to each of the 31 series of the Registrant (the “Funds”), and filed with the SEC on April 30, 2024 (the “485(a) Amendment”). Responses to the comments are set forth below. As applicable, these responses will be reflected in Post-Effective Amendment No. 230 under the Securities Act and Amendment No. 279 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around June 28, 2024 (the “485(b) Amendment”). Please note that we have provided collective responses to any global comments that were applicable to multiple Funds. Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.	Please provide the Staff with the completed annual fund operating expenses table, expense example, and performance tables from each Fund’s Fund Summary section prior to the effective date of the Registration Statement.

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 26, 2024.

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2.	For several Funds (such as GMO Benchmark-Free Allocation Fund), there is language in the Fund Summary section under the heading “Additional Information” that directs readers to the Additional Summary Information About the Funds section of the Prospectus for important additional information about purchases and sales of Fund shares, taxes, and financial intermediary compensation. The Staff notes that this language appears to be unnecessary given that the Fund Summary sections for these Funds include comparable information, in response to Items 6 through 8 of Form N-1A, under the headings “Purchase and sale of Fund shares,” “U.S. tax information,” and “Financial intermediary compensation.”

Response: The Registrant notes that, currently, Class R6 and Class I shares are the only share classes offered by the Funds through summary prospectuses. To facilitate compliance with Rule 498(f)(4) under the Securities Act (requiring information in a Fund’s summary prospectus to be the same as information provided in response to Items 2 through 8 of Form N-1A in the Fund’s statutory prospectus), Funds offering Class R6 and Class I shares include disclosure responsive to Items 6 through 8 of Form N-1A in the Fund Summary section under the headings “Purchase and sale of Fund shares,” “U.S. tax information,” and “Financial intermediary compensation.” This disclosure mirrors the disclosure included in the Additional Summary Information About the Funds section (which contains information responsive to Items 6 through 8 of Form N-1A for all Funds and classes, collectively) but omits any disclosure not specifically relevant to Class R6 and Class I shares. For this reason, certain information responsive to Items 6 through 8 of Form N-1A (such as the minimum initial and subsequent investment requirements for share classes other than Class R6 and Class I shares) does not appear under the heading “Purchase and sale of Fund shares” in the Fund Summary section but does appear in the Additional Summary Information About the Funds section. As such, the Registrant believes that it is appropriate to retain the disclosure in each Fund’s Fund Summary section directing readers to the Additional Summary Information About the Funds section for additional information about purchases and sales of Fund shares, taxes, and financial intermediary compensation.

3.	For each Fund with an investment objective of “total return” in excess of its benchmark (such as GMO Emerging Markets Fund), please clarify (for example, in the investment objective or the description of the Fund’s principal investment strategies) whether total return is measured before or after fees and expenses.

Response: The Registrant confirms that, for purposes of the investment objectives of the above-mentioned Funds, “total return” is measured after fees and expenses. The Registrant believes that its approach is well understood by investors given that the Funds are actively managed and that all performance included in the Prospectus is presented net of fees and expenses. However, in recognition of the Staff’s comment and to make its approach more explicit to investors, the Registrant will revise the language under the heading “Investment Objectives” in the section Additional Information About the Funds’ Investment Strategies, Risks, and Expenses in the 485(b) Amendment as follows (new language indicated with underlined text):

Investment Objectives/Policies. The Board of Trustees (“Trustees”) of the Trust may change a Fund’s investment objective or policies without shareholder approval or prior notice unless an objective or policy is identified in this Prospectus or in the SAI as “fundamental.” Only International Equity Fund and U.S. Equity Fund have fundamental investment objectives. For each Fund with an investment objective to seek total return in excess of its benchmark, “total return” means total return net of applicable Fund fees and expenses. Neither the Funds nor GMO guarantees that the Funds will be able to achieve their investment objectives.

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4.	The Staff notes that, for each of GMO Emerging Markets Fund and GMO Emerging Markets ex-China Fund, the term “emerging markets” is defined in the description of the Fund’s principal investment strategies in the Fund Summary section as “markets that are not treated as developed markets in the MSCI World Index” (excluding China, in the case of GMO Emerging Markets ex-China Fund). Please consider re-defining the term “emerging markets” or further explaining how the term is interpreted for purposes of these Funds’ principal investment strategies.

Response: The Registrant believes that the definitions of “emerging markets” used for GMO Emerging Markets Fund and GMO Emerging Markets ex-China Fund are appropriate, clear, and reasonable. The Registrant believes that, because each Fund defines “emerging markets” by reference to how each market is treated in the MSCI World Index, a reader of the Prospectus would be able to determine which specific markets are, or are not, considered “emerging markets” by the Fund at any time. The Registrant also notes that the definitions of “emerging markets” inform how each Fund’s portfolio management team defines the Fund’s investment universe, such that a change in the definition could impact the Fund’s ability to implement its principal investment strategies as intended. Moreover, the Registrant notes that, because the term “emerging markets” is referenced in each Fund’s 80% investment policy, a change in the definition or interpretation of that term potentially could be construed as a change in the investment policy itself, requiring at least 60 days’ prior notice to Fund shareholders pursuant to Rule 35d-1 under the Investment Company Act.

5.	For each Fund with the term “international” or “global” in its name, please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, a Fund could have a policy to invest, under normal market conditions, at least 40% of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside of the United States.

Response: The Registrant believes that current disclosure for Funds with the term “international” or “global” in their names is appropriate. The adopting release for Rule 35d-11 (the “Release”) states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “international” or “global” in a fund’s name is not subject to Rule 35d-1 under the Investment Company Act (a view that the SEC reaffirmed in its adopting release for amendments to Rule 35d-1 adopted in 20232), the SEC indicated that it would expect that funds using “international” or “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with the term “international” or “global” in its name must invest at least 40% of its assets outside the United States.

1 See Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001).

2 See Investment Co. Act Rel. No. 3500, at n. 128 (Sep. 20, 2023).

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The Registrant notes that disclosure in the section of the Prospectus entitled “Name Policies” states that Funds with the term “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant believes that this approach is consistent with the Release. In addition, the Registrant notes that each Fund with the term “international” or “global” in its name includes in its Fund Summary section the returns of a world index (i.e., MSCI ACWI, MSCI ACWI ex USA, MSCI EAFE, or MSCI World Index) in response to Item 4 of Form N-1A.

6.	In the section “Supplemental Performance and Volatility Information: Benchmark-Free Allocation Fund and Alternative Allocation Fund” on page 201 of the Prospectus, the first row of the table shown for GMO Benchmark-Free Allocation Fund provides the Fund’s standard net deviation. The Staff believes that a reader potentially could mistake that information for Fund performance. Given that concern, please consider moving the standard net deviation line to the bottom of the table such that Fund performance information is grouped together and presented first.

Response: The requested change will be made in the 485(b) Amendment.

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Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP